CIBT EDUCATION GROUP INC.
International Head Office:
Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cibt.net Web: www.cibt.net

CIBT EDUCATION GROUP INC. RETAINS RENMARK FINANCIAL COMMUNICATIONS INC.

Vancouver, B.C. – April 24, 2009 – CIBT Education Group Inc. (TSX-V: MBA / NYSE Amex: MBA) is pleased to announce that it has retained the services of Renmark Financial Communications Inc. to handle its investor relations activities. •

"We are pleased to announce that we have selected Renmark to reinforce CIBT's profile in the financial community and enhance the visibility of our project portfolio. We chose Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public," noted Toby Chu, Vice-Chairman, President and Chief Executive Officer of CIBT Education Group.

In consideration of the services to be provided, CIBT has agreed to pay a monthly retainer of $5,000 for the first 3 months of service, and $7,000 per month thereafter.

Renmark Financial Communications has advised that it does not have any interest, directly or indirectly, in CIBT Education Group or its securities, or any right or intent to acquire such an interest.

About Renmark Financial Communications

Founded in 1999, by Henri Perron, Renmark Financial Communications was started with the vision of building long-term relationships with the North American financial community to the benefit of public companies. Having worked for many years in an internal IR position, Mr. Perron realized there was an unmet need in terms of a firm that could provide objective information on public companies while addressing the correct financial audience. With head offices located in Montreal, Quebec and a continuously growing team of IR professionals, Renmark opened its second office in Toronto, Ontario, allowing the team to better service clients' needs. Renmark has expanded its network across North America and represent a mix of companies, on U.S. and Canadian exchanges. With combined team experience of over 100 years, Renmark continues to ensure its clients with the implementation of a complete communications strategy and powerful investor relations program to make certain the best results are obtained. Renmark is owned solely by Henri Perron.

About CIBT Education Group Inc.:
CIBT Education Group Inc. ("CIBT") is an education management and investment company with a special focus on the global education market. Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada's education sectors. CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan, the Philippines and Jamaica. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada. In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India. CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada. In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

"Toby Chu"

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact:

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Dan Symons: dsymons@renmarkfinancial.com
Montreal - Tel.: 514 939-3989 / Fax: 514 939-3717
Toronto – Tel.: 416 644-2020 / Fax: 416 644-2021